UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2020

Investment Grade R.E. Income Fund, LP

(Exact name of issuer as specified in its charter)

Delaware	84-3342617
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

831 State Street, Suite 280, Santa Barbara, California 93101

(Full mailing address of principal executive offices)

(805) 690-5389

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and projections of our operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Investment Grade R.E. Income Fund, LP (“us,” “we,” or the “Fund”) is a recently organized Delaware limited partnership formed to originate, invest in, and manage a diversified portfolio of institutional quality single-tenant and multi-tenant net leased commercial real estate properties (the “Investments”). The Fund’s target Investments are properties with net leases of 10 years or more remaining with at least 80% of the leases being backed by tenant’s with investment grade credit ratings. The Fund further targets “necessity based” businesses that sell or provide products and services that tend to remain in demand across varying market climates to include the recent COVID-19 pandemic. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

To execute its business plan, the fund is seeking to raise $40,000,000.00 through this Regulation A Tier 2 offering and expects to receive an additional $60,000,000 in first trust deed purchase financing from Cantor Commercial Real Estate Lending, L.P. pursuant to a non-binding loan term sheet issued to the Fund dated January 31, 2020. We intend to continue the offering until the earlier of (i) the sale of $40,000,000 in Units, or (ii) one year from the Qualification Date of this offering.

The purchase price for Units is $1,000, with a minimum purchase of $10,000 for ten Units. We must raise a minimum of $2,500,000 prior to funds being released to us. If we do not raise the Minimum Offering amount within the Offering Period, all proceeds raised to that point will be promptly returned to subscribers of Units, without interest thereon or deduction therefrom. In order to meet the Minimum Offering or otherwise, the Fund shall have the right to acquire Units itself, for its own account, or to allow Units to be acquired by employees, officers or its affiliates, all for investment purposes only and not with a view towards distribution or resale.

Management

Our General Partner, I.G.R.E Capital Holdings, LLC (the “General Partner”) is responsible for the management and control of our business and operations. Our board of managers also control the General Partner as a result, we do not have independent management. The General Partner is empowered to make all decisions regarding our management and investments.

Key Information Affecting our Performance

The fund intended to seek qualification from U.S. Securities and Exchange Commission (“SEC”) in the first quarter of 2020 but as a result of the COVID-19 pandemic, management postponed seeking qualification so as to evaluate the potential impact of the pandemic on its business plan. Accordingly, as of June 30, 2020 the offering circular had not been qualified by the SEC and we had not commenced our capital raise, any acquisitions of Investments nor any operations.

The Fund intends to invest in 15-20 properties and its manager continues to evaluate Investment opportunities and has identified what it believes to be sufficient inventory of properties that meet the Fund’s criteria in order to execute its business plan. However, there can be no assurances that the current inventories will remain or that we will indeed be able to acquire any properties. We expect to acquire a diversified portfolio comprised primarily of necessity based industries, to include, without limitation, medical complexes, home improvement centers, pharmacies, restaurants and food outlets, office parks, banks, and convenience stores, and industrial/distribution facilities, with a target acquisition cost of between $1,000,000 and $16,000,000. Desirable properties will have tenants with investment grade rated (BBB-or higher) credit ratings or other unrated but creditworthy tenants with a demonstrated track record of timely payments and strong financial projections, as determined by the General Partner; provided however, that at least 80% of our annualized straight-line rent will be derived from Investment Grade tenants.

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As of July 7, 2020 the Fund was qualified by the SEC and is currently seeking subscriptions pursuant to the Offering to fulfill its business plan. The following table below sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this Offering.

	25% of Offering Sold	%	50% of Offering Sold	%	75% of Offering Sold	%	100% of Offering Sold	%
Repayment of General Partner Loan	$772,500	7.7%	$772,500	3.9%	$772,500	2.6%	$772,500	1.9%
Selling Group Compensation(1)(2)	900,000	9.0%	1,800,000	9.0%	2,700,000	9.0%	3,600,000	9.0%
Loan Origination Costs	225,000	2.3%	450,000	2.3%	675,000	2.3%	900,000	2.3%
Reserves	50,000	*	100,000	*	150,000	*	200,000	*
Property Due Diligence	79,330	*	158,660	*	237,990	*	317,320	*
Acquisition Fees	227,945	2.3%	497,065	2.5%	766,185	2.6%	1,035,305	2.6%
Acquisition of Investments	7,745,225	77.5%	16,221,775	81.1%	24,698,325	82.3%	33,174,875	82.9%
Total Uses of Proceeds	$10,000,000		$20,000,000		$30,000,000		$40,000,000

* Less than 1%

(1) Assumes the maximum amount of sales compensation payable to the selling group.

(2) One or more of the General Partner’s managers, employees or contractors is or will be registered as an associated person of our managing broker dealer. As a result, such person(s) may be paid all or part of any selling commission or wholesaling fee resulting from units sold through selling group members.

Repayment of General Partner Loan: The General Partner has paid and will continue to pay up to $750,000 of expenses incurred in connection with the organization of the Fund, expenses of this offering (including legal, accounting, printing and other costs and expenses directly related to the offering), compensation to principals and consultants, and possible payment of the Preferred Return. We will repay the actual amount of the General Partner Loan, up to a maximum of $750,000, along with 3% simple interest out of the proceeds of this offering or by February 1, 2021, whichever occurs earlier.

Selling Group Compensation: The Fund will pay up to 9% of the gross proceeds raised in the offering to the Selling Group for Units placed by them.

Loan Origination Costs: The Fund will pay 1% of the loan amount as Loan Origination Costs to Cantor Commercial Real Estate Lending, L.P. pursuant to a non-binding loan term sheet issued to the Fund dated January 31, 2020. If the Fund obtains financing elsewhere, it expects to pay similar Loan Origination Fees. An additional 0.5% of the loan amount will be allocated to the costs and expenses related to funding the loan, including but not limited to escrow fees, title reports, appraisals, structural reports, soils tests, legal fees, condition of equipment reports, and zoning reports.

Property Due Diligence: The Fund anticipates paying non-affiliated third parties for property due diligence reports prior to acquisition of Investments.

Acquisition Fees: The Fund will pay the General Partner 3% of the gross purchase price of each Investment acquired by the Fund.

Reserves: The Fund plans to establish reserves for ongoing operations of the Fund in customary amounts for the industry from time to time, at the discretion of the General Partner.

Acquisition of Investments: The Investments will be initially acquired with a cash down payment and acquisition debt which has not yet been obtained, but is expected to be available from the Loan.

The above amounts represent only estimates. The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, the General Partner will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding in the form of the Loan or other financing to fully implement our business plan.

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Item 2. Other Information

None

Item 3. Financial Statements

3.1	Balance Sheet as of December 31, 2019 (audited) and June 30, 2020 (unaudited)
3.2	Statement of Operations and Partner’s Deficit as of December 31, 2019 (audited) and June 30, 2020 (unaudited)
3.3	Statement of Cash Flows as of December 31, 2019 (audited) and June 30, 2020 (unaudited)
3.4	Notes to the Financial Statements

3.1	INVESTMENT GRADE R.E. INCOME FUND, L.P.
BALANCE SHEET
As of December 31, 2019

	As of 12/31/2019 (audited)	As 6/30/2020 (unaudited)
Assets
Current assets -
Cash	$36	$36

Deferred offering costs	45,422	127,344
Total assets	45,458	127,380
Liabilities and Partner’s Deficit

Current liabilities:
Related party advances	$72,149	$191,771

Commitments and contingencies (Note 4)	-

Partner’s Deficit:
Accumulated deficit	(26,691	(64,390)
Total partner’s deficit	(26,691	(64,390)
Total liabilities and partner’s deficit	$45,458	$127,380

See accompanying notes to the financial statements.

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3.2	INVESTMENT GRADE R.E. INCOME FUND, LP
STATEMENT OF OPERATIONS AND PARTNER’S DEFICIT
The Period Ended December 31, 2019

	As of 12/31/2019 (audited)	As 6/30/2020 (unaudited)
Revenues	$0.00	$0.00

Operating Expenses -
General and administrative	26,691	37,699
Total operating expenses	26,691	37,699

Net loss	$(26,691)	$(37,699)

Beginning partner’s deficit, beginning of period	-	(26,691)

Ending partner’s deficit, end of period	$(26,691)	$(64,390)

See accompanying notes to the financial statements.

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3.3	INVESTMENT GRADE R.E. INCOME FUND, LP
STATEMENT OF CASH FLOWS
The Period Ended December 31, 2019

	As of 12/31/2019 (audited)	As 6/30/2020 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,691)	$(37,699)

Net cash used by operating activities	(26,691)	(37,699)

CASH FLOWS FROM FINANCING ACTIVITIES:
Related Party Advances	$72,149	$119,622
Deferred offering costs	(45,422)	(81,923)
Net cash provided by financing activities	26,727	37,699

Increase in cash and cash equivalents	$-	$-
Cash and cash equivalents, beginning of period	$36	$36
Cash and cash equivalents, end of period	$36	$36

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the financial statements.

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3.4	NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Investment Grade R.E. Income Fund, L.P. (which may be referred to as the “Fund,” “we,” “us,” or “our”) was formed on September 27, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Santa Barbara, California. The Fund was formed to raise up to $40 million under Regulation A Plus from a wide range of individual and institutional investors, with a primary focus on individual accredited and non- accredited investors, to acquire commercial real estate (the “Offering.”) The fundraising activity will be primarily done through brokers/dealers registered with the United States Securities and Exchange Commission throughout the United States.

Going Concern and Management’s Plans

We will rely heavily on financing from our General Partner, IGRE Capital Holdings, LLC, a California limited liability company, for working capital and have not yet commenced operations. The Fund requires additional capital to commence operations. These above matters raise substantial doubt about the Fund’s ability to continue as a going concern. During the next 12 months, the Fund intends to fund its operations from the financing received from the General Partner, the Offering, and from its portion of the commercial lease income generated by the properties acquired by the Fund through its investments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There are no assurances that management will be able to raise capital on terms acceptable to the Fund. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned acquisitions, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Fund’s financial statements will ultimately be presented on a non-classified balance sheet since the Fund’s primary operating assets and liabilities will be non-current.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near the near future.

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Risks and Uncertainties

The Fund has no operating history and has not generated revenue or commenced operations. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to regulations and laws. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements: 39 years.) We continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in Accounting Standards Codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

We will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

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Revenue Recognition

The Fund has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

Income Taxes

The Fund is taxed as a Limited Partnership (“LP”). Under these provisions, the Fund does not pay federal corporate income taxes on its taxable income. Instead, the Limited Partners are liable for individual federal and state income taxes on their respective shares of the Fund’s taxable income. The Fund will pay state income taxes at reduced rates. The Fund has yet to file a tax return and thus there are no open periods for review. In addition, the Fund doesn’t have any open tax examinations.

Concentration of Credit Risk:

Subsequent to the balance sheet date, the Fund maintains its cash with a bank located in the United States of America and believes it to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Offering Costs

The Fund will capitalize costs related to its Offering and will offset the proceeds from the sale of equity. In the event the Offering is unsuccessful, such costs will be expensed. During the period, the Fund expensed $0.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Fund was advanced $72,149 from the General Partner to fund start-up expenses. Such amounts do not incur interest and are due on demand.

The General Partner or its Affiliates shall be entitled to receive the following fees:

Asset Management Fee

Equal to an annualized rate of up to 0.65% of the Fund’s net asset value (“NAV”) at the end of each prior month.

Acquisition Fees

Acquisition fee of 3% of the purchase price each of the Fund’s equity investments in real estate.

Disposition Fees

Disposition fee of 1% of the gross sale price as well as 20% of any net profits realized from the sale of any of the Fund’s equity investments in real estate. See Note 5 for additional information.

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Reimbursement of Expenses.

The Fund shall pay or reimburse the General Partner and its Affiliates for the following:

Formation Expenses

The General Partner is entitled to reimbursement for all third-party charges and out-of-pocket costs and expenses (collectively, “Formation Expenses”) paid by the General Partner, and its Affiliates in connection with the formation of the Fund, the Offering, and the admission of investors in the Fund.

Operating Expenses

The General Partner is entitled to reimbursement for all third party charges and out-of-pocket costs and expenses (collectively, “Operating Expenses”) paid by the General Partner and its Affiliates that are related to the operations of the Fund, including, without limitation, those related to (i) forming and operating Subsidiaries, (ii) accounting, auditing, tax return preparation, financial reporting, and legal services, and insurance, including without limitation to protect the Fund, the General Partner, their Affiliates, and Limited Partners in connection with the performance of activities related to Company, (iii) any indemnification obligations of the Fund, (iv) litigation, (v) borrowings of the Fund, (vi) liquidating the Fund, (vii) any taxes, fees or other governmental charges levied against the Fund and all expenses incurred in connection with any tax audit, and (viii) any distributions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with and does not know of any pending or threatening litigation against the Fund.

NOTE 5 – PARTNER’S Deficit

LP Units

The General Partner is authorized to create and issue new classes of securities as necessary without amendment to the Fund’s operating agreement.

Profits and losses shall be allocated to holders of LP interests in proportion to their respective ownership of issued LP interests.

Distributions of Cash from Operations. After the Limited Partners have received an amount equal to their accrued but undistributed Preferred Return, the General Partner will receive 20% of all distributable Cash from Operations.

Distribution of Cash from the Sale of Investments. The General Partner is entitled to receive 20% of the net profit on sales of Investments after the Limited Partners have received the return of their investment plus an amount equal to their accrued but undistributed Preferred Return.

NOTE 6 – SUBSEQUENT EVENTS

The Fund has evaluated subsequent events occurring after December 31, 2019, the balance sheet date through July 7, 2020, the issuance date of these financial statements.

The General Partner contributed an additional $119,773 after December 31, 2019 through July 7, 2020.

There have been no other material events or transactions during this time which would have a material effect on the financial statements, other than what has been reported in the Fund’s financial statements.

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Item 4. Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Dealer Manager Agreement by and between Emerson Equity, LLC and the Fund dated March 16, 2020
2.1*	Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on September 27, 2019
2.2*	Certificate of Correction of Certificate of Limited Partnership of the Fund filed with the Delaware Secretary of State on October 21, 2019
2.3*	Certificate of Registration of Foreign Limited Partnership of the Fund filed with the California Secretary of State on November 4, 2019
2.4*	Third Amended and Restated Limited Partnership Agreement of the Fund dated April 17, 2020
4.1*	Form of Subscription Agreement
6.1*	Management Agreement by and between IGRE Capital Holdings, LLC and the Fund dated December 17, 2019
6.2*	Engagement Agreement by and between MBD Solutions, LLC and IGRE Capital Holdings dated October 24, 2019
6.3*	Investment Advisory and Administrative Services Agreement by and between Emerson Equity, LLC and the Fund dated January 20, 2020
6.4*	Promissory Note by and between the General Partner and the Fund dated February 1, 2020
6.6*	Debt Financing Term Sheet by and between Cantor Commercial Real Estate Lending, L.P. and the Fund dated January 31, 2020
8.1*	Escrow Agreement by and between First Foundation Bank and the Fund dated June 22, 2020
11.1*	Consent of audit firm

* Previously Filed as an exhibit to the Investment Grade R.E. Income Fund, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11181) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1798925/000149315220013601/0001493152-20-013601-index.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Investment Grade R.E. Income Fund, L.P.,
a Delaware limited partnership

IGRE Capital Holdings, LLC,
a California limited liability company
General Partner

Janele Equity Partners,
a California limited liability company
Manager

/s/ William Levy
William Levy
Manager
September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ William Levy
By:	William Levy
Its:	Senior Director/Founder (Principal Executive Officer)
Date:	September 28, 2020

/s/ Brent Peus
By:	Brent Peus
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2020

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